Exhibit 99.1

Interxion Holding NV

Condensed Consolidated Interim Financial Statements

as at and for the three-month and the six-month periods ended

30 June 2016

Schiphol-Rijk, 3 August 2016

Financial Highlights

•	Revenue increased by 9% to €104.0 million (2Q 2015: €95.4 million).

•	Recurring revenue[1] increased by 10% to €99.3 million (2Q 2015: €90.3 million).

•	Net profit was €9.2 million (2Q 2015: €21.6 million, which included net M&A transaction income of €17.0 million).

•	Adjusted net profit[2] increased by 8% to €9.0 million (2Q 2015: €8.3 million).

•	Earnings per diluted share were €0.13 (2Q 2015: €0.31, which included the aforementioned net M&A transaction income).

•	Adjusted earnings per diluted share were €0.13 (2Q 2015: €0.12).

•	Adjusted EBITDA[2] increased by 13% to €47.3 million (2Q 2015: €42.0 million).

•	Adjusted EBITDA margin increased to 45.5% (2Q 2015: 44.0%).

•	Capital expenditures, including intangible assets[3], were €62.6 million (2Q 2015: €47.8 million).

•	During the second quarter, Interxion issued €150 million aggregate principal amount of 6.00% Senior Secured Notes due 2020 at an issue price of 104.50%.

Operating Highlights

•	Equipped Space increased by 2,600 square metres in the quarter to 104,200 square metres.

•	Revenue Generating Space increased by 1,200 square metres in the quarter to 81,600 square metres.

•	Utilisation Rate at the end of the quarter was 78%.

•	During the second quarter, Interxion completed expansions in Germany, opening the second phases of FRA10 in Frankfurt and DUS2 in Dusseldorf, as well as opening the first phase of its second data centre in Copenhagen (CPH2).

Quarterly Review

Revenue in the second quarter of 2016 was €104.0 million, a 9% increase over the second quarter of 2015 and a 2% increase over the first quarter of 2016. Recurring revenue was €99.3 million, a 10% increase over the second quarter of 2015 and a 2% increase over the first quarter of 2016. Recurring revenue in the second quarter was 95% of total revenue.

Cost of sales in the second quarter of 2016 was €39.7 million, a 5% increase over the second quarter of 2015 and a 1% increase over the first quarter of 2016.

Gross profit was €64.4 million in the second quarter of 2016, an 11% increase over the second quarter of 2015 and a 2% increase over the first quarter of 2016. Gross profit margin was 61.9% in the second quarter of 2016 compared to 60.5% in the second quarter of 2015 and 61.6% in the first quarter of 2016.

Sales and marketing costs in the second quarter of 2016 were €7.3 million, a 1% increase over the second quarter of 2015 and a 6% decrease from the first quarter of 2016.

Other general and administrative costs were €9.7 million in the second quarter of 2016, a 14% increase over the second quarter of 2015 and a 5% increase from the first quarter of 2016. Other general and administrative costs exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and provision for onerous lease contracts.

Depreciation, amortisation, and impairments in the second quarter of 2016 was €22.0 million, an increase of 12% from the second quarter of 2015 and a 3% increase from the first quarter of 2016.

Operating profit in the second quarter of 2016 was €23.5 million, a decrease of 38% from the second quarter of 2015 and 3% increase from the first quarter of 2016. Quarterly results in the second quarter 2015, first quarter 2016, and second quarter 2016 were impacted by M&A transaction related items. Excluding these items, underlying operating profit increased 16% over the second quarter of 2015.

Net finance costs for the second quarter of 2016 were €10.2 million, a 28% increase over both the second quarter of 2015 and the first quarter of 2016. On 14 April 2016, Interxion issued €150 million principal amount of 6.00% Senior Secured Notes due 2020 at an issue price of 104.50%.

Income tax expense for the second quarter of 2016 was €4.2 million, a 49% decrease compared to the second quarter of 2015 and a 10% decrease from the first quarter of 2016.

Net profit was €9.2 million in the second quarter of 2016, a 58% decrease over the second quarter of 2015 and a 10% decrease from the first quarter of 2016.

Adjusted net profit was €9.0 million in the second quarter of 2016, an 8% increase over the second quarter of 2015, and a 10% decrease from the first quarter of 2016.

Adjusted EBITDA for the second quarter of 2016 was €47.3 million, a 13% increase over the second quarter of 2015 and a 3% increase over the first quarter of 2016. Adjusted EBITDA margin was 45.5% in the second quarter of 2016 compared to 44.0% in the second quarter of 2015 and 45.0% in the first quarter of 2016.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €39.3 million in the second quarter of 2016, compared to €54.1 million in the second quarter of 2015, and €50.4 million in the first quarter of 2016.

Capital expenditures, including intangible assets3, were €62.6 million in the second quarter of 2016 compared to €47.8 million in the second quarter of 2015 and €50.0 million in the first quarter of 2016.

Cash and cash equivalents were €193.5 million at 30 June 2016, compared to €58.6 million at year end 2015. Total borrowings, net of deferred revolving facility financing fees, were €739.1 million at 30 June 2016 compared to €555.1 million at year end 2015. As of 30 June 2016, the Company’s revolving credit facility was undrawn. Cash balances at 30 June 2016 reflect the receipt of net proceeds of approximately €155 million related to the Senior Secured Notes issuance completed on 14 April 2016.

Equipped space at the end of the second quarter of 2016 was 104,200 square metres compared to 98,300 square metres at the end of the second quarter of 2015 and 101,600 square metres at the end of the first quarter of 2016. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the second quarter of 2016, compared with 78% at the end of the second quarter of 2015 and 79% at the end of the first quarter of 2016.

[1]	Recurring revenue comprises revenue that is incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

[2]	Adjusted net profit and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Full definitions can be found in the “Non-IFRS Financial Measures” section later in this press release. Reconciliations of net profit to adjusted EBITDA and net profit to adjusted net profit can be found in the financial tables later in this press release.

[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as ”Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

2	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

These Condensed Consolidated Interim Financial Statements were prepared in accordance with IAS 34 and intended to comply with the requirements in the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in these Condensed Consolidated Interim Financial Statements may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of these Condensed Consolidated Interim Financial Statements and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) adjusted EBITDA; (iii) recurring revenue, (iv) adjusted net profit; (v) adjusted basic earnings per share and (vi) adjusted diluted earnings per share.

Other companies may present EBITDA, adjusted EBITDA, recurring revenue, adjusted net profit, adjusted basic earnings per share and adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net profit”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA and Recurring revenue

We define EBITDA as net profit plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – the fair value at the date of grant to employees of share options, is recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused datacenter sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing datacenters, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our ongoing operating performance.

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	3

In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Recurring revenue comprises revenue that is incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

We believe EBITDA and adjusted EBITDA provide useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of adjusted EBITDA, when combined with the primary IFRS presentation of net profit, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and adjusted EBITDA facilitates comparisons between us and other data centre operators and other data centre operators that are REITs and other infrastructure based businesses. EBITDA and adjusted EBITDA are also relevant measures used in the financial covenants of our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020. We also present recurring revenue as we believe it assists investors understand our operating performance.

A reconciliation from net profit to EBITDA and EBITDA to adjusted EBITDA is provided in the notes to our condensed consolidated interim financial statements.

Adjusted net profit, adjusted basic earnings per share and adjusted diluted earnings per share

We define adjusted net profit as net profit adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential Mergers or Acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net profit. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net profit to aid investors in evaluating the operating performance of our business and to aid investors compare our operating performance with other data centre operators and infrastructure companies. We believe the presentation of adjusted net profit, when combined with net profit prepared in accordance with IFRS is beneficial to a complete understanding of our performance.

4	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted basic earnings per share and adjusted diluted earnings per share amounts are determined on adjusted net profit. A reconciliation from net profit to adjusted net profit is provided in the notes to our condensed consolidated interim financial statements.

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
Consolidated	€’000	€’000	€’000	€’000

Net profit	9,165	21,587	19,384	26,012

Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	492	3,911	721	10,798
M&A transaction break fee income	—	(20,923)	—	(20,923)
Adjustments related to provisions:
Increase/(decrease) in provision for onerous lease contracts	—	—	—	(100)
Adjustments related to capitalised interest:	(701)	(700)	(1,166)	(1,600)

	(209)	(17,712)	(445)	(11,825)

Tax effect of above add backs and reversals	52	4,428	111	3,000

Adjusted net profit	9,008	8,303	19,050	17,187

Reported basic EPS: (€)	0.13	0.31	0.28	0.37
Reported diluted EPS: (€)	0.13	0.31	0.27	0.37

Adjusted basic EPS: (€)	0.13	0.12	0.27	0.25
Adjusted diluted EPS: (€)	0.13	0.12	0.27	0.24

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 42 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	5

Condensed Consolidated Interim Income Statements

		For the three months ended		For the six months ended
		30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
	Note	€’000	€’000	€’000	€’000

Revenue	5	104,026	95,449	206,026	187,931
Cost of sales	5	(39,663)	(37,663)	(78,782)	(73,945)

Gross profit		64,363	57,786	127,244	113,986
Other income	5	33	20,997	130	21,060
Sales and marketing costs	5	(7,284)	(7,210)	(15,008)	(13,889)
General and administrative costs	5	(33,568)	(33,824)	(65,953)	(69,983)

Operating profit		23,544	37,749	46,413	51,174
Finance income	6	266	147	269	1,357
Finance expense	6	(10,436)	(8,093)	(18,397)	(15,888)

Profit before taxation		13,374	29,803	28,285	36,643
Income tax expense	7	(4,209)	(8,216)	(8,901)	(10,631)

Profit for the period attributable to shareholders		9,165	21,587	19,384	26,012

Earnings per share
Basic earnings per share: (€)		0.13	0.31	0.28	0.37
Diluted earnings per share: (€)		0.13	0.31	0.27	0.37

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

6	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
	€’000	€’000	€’000	€’000

Profit for the period attributable to shareholders	9,165	21,587	19,384	26,012
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	(3,277)	2,309	(9,983)	16,252

Effective portion of changes in fair value of cash flow hedge	(38)	146	(135)	110
Tax on items that are, or may be, reclassified subsequently to profit or loss	489	(292)	1,334	(1,470)

Other comprehensive income/(loss) for the period, net of tax	(2,826)	2,163	(8,784)	14,892

Total comprehensive income attributable to shareholders	6,339	23,750	10,600	40,904

The foreign currency translation differences are primarily related to exchange rate differences on equities and permanent loans in GBP.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	7

Condensed Consolidated Interim Statements of Financial Position

As at		30 Jun 2016	31 Dec 2015
	Note	€’000	€’000
Non-current assets
Property, plant and equipment	8	1,087,585	999,072
Intangible assets		25,585	23,194
Deferred tax assets		20,895	23,024
Financial assets		947	—
Other non-current assets		7,165	6,686

		1,142,177	1,051,976
Current assets
Trade receivables and other current assets		137,448	141,534
Cash and cash equivalents		193,474	58,554

		330,922	200,088

Total assets		1,473,099	1,252,064

Shareholders’ equity
Share capital		7,048	6,992
Share premium		515,974	507,296
Foreign currency translation reserve		12,172	20,865
Hedging reserve, net of tax		(304)	(213)
Accumulated deficit		(8,139)	(27,523)

		526,751	507,417
Non-current liabilities
Trade payables and other liabilities		11,459	12,049
Deferred tax liabilities		9,224	9,951
Borrowings	10	735,455	550,812

		756,138	572,812
Current liabilites
Trade payables and other liabilities		180,910	162,629
Income tax liabilities		4,782	2,738
Provision for onerous lease contracts		260	1,517
Borrowings	10	4,258	4,951

		190,210	171,835

Total liabilities		946,348	744,647

Total liabilities and shareholders’ equity		1,473,099	1,252,064

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

8	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000

Balance at 1 January 2016	6,992	507,296	20,865	(213)	(27,523)	507,417
Profit for the period	—	—	—	—	19,384	19,384
Other comprehensive income, net of tax	—	—	(8,693)	(91)	—	(8,784)

Total comprehensive income	—	—	(8,693)	(91)	19,384	10,600

Exercise of options	56	6,120	—	—	—	6,176
Share-based payments	—	2,558	—	—	—	2,558

Total contribution by, and distributions to, owners of the Company	56	8,678	—	—	—	8,734

Balance at 30 June 2016	7,048	515,974	12,172	(304)	(8,139)	526,751

Balance at 1 January 2015	6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the period	—	—	—	—	26,012	26,012
Other comprehensive income, net of tax	—	—	14,819	73	—	14,892

Total comprehensive income	—	—	14,819	73	26,012	40,904

Exercise of options	25	2,383	—	—	—	2,408
Share-based payments	—	3,492	—	—	—	3,492

Total contribution by, and distributions to, owners of the Company	25	5,875	—	—	—	5,900

Balance at 30 June 2015	6,957	500,984	25,259	(174)	(50,077)	482,949

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	9

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
	€’000	€’000	€’000	€’000

Profit for the period	9,165	21,587	19,384	26,012
Depreciation, amortisation and impairments	22,021	19,577	43,498	37,792
Provision for onerous lease contracts	(392)	(849)	(1,271)	(1,774)
Share-based payments	1,158	1,789	2,558	4,030
Net finance expense	10,170	7,946	18,128	14,531
Income tax expense	4,209	8,216	8,901	10,631

	46,331	58,266	91,198	91,222

Movements in trade and other current assets	(3,732)	(7,734)	1,310	(9,365)
Movements in trade and other liabilities	(3,264)	3,609	(2,758)	6,483

Cash generated from operations	39,335	54,141	89,750	88,340

Interest and fees paid (a)	(1,060)	(1,448)	(15,422)	(15,022)
Interest received	18	31	25	80
Income tax paid	(2,484)	(2,740)	(3,538)	(5,060)

Net cash flows from operating activities	35,809	49,984	70,815	68,338

Cash flows from investing activities
Purchase of property, plant and equipment	(60,729)	(46,911)	(108,176)	(112,229)
Disposals of property, plant and equipment
Purchase of intangible assets	(1,863)	(924)	(4,419)	(3,176)
Redemption of short-term investments	—	1,650	—	1,650

Net cash flows from investing activities	(62,592)	(46,185)	(112,595)	(113,755)

Cash flows from financing activities
Proceeds from exercised options	4,250	230	6,176	2,408
Proceeds from mortgages	14,625	—	14,625	—
Repayment of mortgages	(948)	(720)	(1,268)	(1,040)
Proceeds 6.00% Senior Secured Notes due 2020	155,346	—	155,346	—
Interest received at issuance Additional Notes	2,225	—	2,225	—

Net cash flows from financing activities	175,498	(490)	177,104	1,368
Effect of exchange rate changes on cash	147	(193)	(404)	1,224

Net movement in cash and cash equivalents	148,862	3,116	134,920	(42,825)
Cash and cash equivalents, beginning of period	44,612	53,982	58,554	99,923

Cash and cash equivalents, end of period	193,474	57,098	193,474	57,098

(a)	Interest paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment.”

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

10	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three month and six month periods ended 30 June 2016 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2015; these are contained in the 2015 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 31 March 2016, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2015 in the 2015 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2015 in the 2015 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2016. Compared with the accounting principles as applied in the 2015 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	11

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2015 Annual Report (Form 20-F).

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is The Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

12	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

The performance of the operating segments is primarily assessed based on the measures of revenue (including recurring and non-recurring revenue components), EBITDA and adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

For the three months ended 30 June 2016	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	63,773	35,558	99,331	—	99,331
Non-recurring revenue	2,608	2,087	4,695	—	4,695

Revenue	66,381	37,645	104,026	—	104,026
Cost of sales	(24,264)	(12,876)	(37,140)	(2,523)	(39,663)

Gross profit/(loss)	42,117	24,769	66,886	(2,523)	64,363
Other income	33	—	33	—	33
Sales and marketing costs	(1,993)	(1,357)	(3,350)	(3,934)	(7,284)
General and administrative costs	(17,783)	(8,329)	(26,112)	(7,456)	(33,568)

Operating profit	22,374	15,083	37,457	(13,913)	23,544
Net finance expense					(10,170)

Profit before tax					13,374

Total assets	954,598	340,529	1,295,127	177,972	1,473,099
Total liabilities	205,333	81,711	287,044	659,304	946,348
Capital expenditure, including intangible assets*	(43,627)	(16,389)	(60,016)	(2,576)	(62,592)
Depreciation, amortisation, impairments	(14,543)	(6,387)	(20,930)	(1,091)	(22,021)
Adjusted EBITDA	37,012	21,574	58,586	(11,240)	47,346

For the three months ended 30 June 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	57,321	32,976	90,297	—	90,297
Non-recurring revenue	2,995	2,157	5,152	—	5,152

Revenue	60,316	35,133	95,449	—	95,449
Cost of sales	(22,551)	(12,804)	(35,355)	(2,308)	(37,663)

Gross profit/(loss)	37,765	22,329	60,094	(2,308)	57,786
Other income	74	—	74	20,923	20,997
Sales and marketing costs	(1,918)	(1,368)	(3,286)	(3,924)	(7,210)
General and administrative costs	(15,602)	(7,755)	(23,357)	(10,467)	(33,824)

Operating profit/(loss)	20,319	13,206	33,525	4,224	37,749
Net finance expense					(7,946)

Profit before tax					29,803

Total assets	836,429	314,422	1,150,851	61,117	1,211,968
Total liabilities	177,916	57,932	235,848	493,171	729,019
Capital expenditure, including intangible assets*	(36,545)	(10,289)	(46,834)	(1,001)	(47,835)
Depreciation, amortisation, impairments	(12,544)	(5,927)	(18,471)	(1,106)	(19,577)
Adjusted EBITDA	33,248	19,342	52,590	(10,561)	42,029

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	13

For the six months ended 30 June 2016	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	126,039	70,503	196,542	—	196,542
Non-recurring revenue	5,884	3,600	9,484	—	9,484

Revenue	131,923	74,103	206,026	—	206,026
Cost of sales	(48,908)	(24,954)	(73,862)	(4,920)	(78,782)

Gross profit/(loss)	83,015	49,149	132,164	(4,920)	127,244
Other income	130	—	130		130
Sales and marketing costs	(3,766)	(2,732)	(6,498)	(8,510)	(15,008)
General and administrative costs	(35,323)	(16,065)	(51,388)	(14,565)	(65,953)

Operating profit/(loss)	44,056	30,352	74,408	(27,995)	46,413
Net finance expense					(18,128)

Profit before tax					28,285

Total assets	954,598	340,529	1,295,127	177,972	1,473,099
Total liabilities	205,333	81,711	287,044	659,304	946,348
Capital expenditure, including intangible assets*	(80,383)	(26,671)	(107,054)	(5,540)	(112,594)
Depreciation, amortisation, impairments	(28,835)	(12,529)	(41,364)	(2,134)	(43,498)
Adjusted EBITDA	73,193	43,089	116,282	(23,017)	93,265

For the six months ended 30 June 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	112,304	65,044	177,348	—	177,348
Non-recurring revenue	6,622	3,961	10,583	—	10,583

Revenue	118,926	69,005	187,931	—	187,931
Cost of sales	(44,845)	(24,793)	(69,638)	(4,307)	(73,945)

Gross profit/(loss)	74,081	44,212	118,293	(4,307)	113,986
Other income	137	—	137	20,923	21,060
Sales and marketing costs	(3,724)	(2,725)	(6,449)	(7,440)	(13,889)
General and administrative costs	(30,692)	(14,934)	(45,626)	(24,357)	(69,983)

Operating profit/(loss)	39,802	26,553	66,355	(15,181)	51,174
Net finance expense					(14,531)

Profit before tax					36,643

Total assets	836,429	314,422	1,150,851	61,117	1,211,968
Total liabilities	177,916	57,932	235,848	493,172	729,020
Capital expenditure, including intangible assets*	(70,311)	(43,414)	(113,725)	(1,680)	(115,405)
Depreciation, amortisation, impairments	(24,261)	(11,362)	(35,623)	(2,169)	(37,792)
Adjusted EBITDA	64,618	38,320	102,938	(20,304)	82,634

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

14	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
Consolidated	€’000	€’000	€’000	€’000

Profit for the period attributable to shareholders	9,165	21,587	19,384	26,012
Income tax expense	4,209	8,216	8,901	10,631

Profit before taxation	13,374	29,803	28,285	36,643
Finance income	(266)	(147)	(269)	(1,357)
Finance expense	10,436	8,093	18,397	15,888

Operating profit	23,544	37,749	46,413	51,174
Depreciation, amortisation and impairments	22,021	19,577	43,498	37,792

EBITDA(1)	45,565	57,326	89,911	88,966
Share-based payments	1,322	1,789	2,763	4,030
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction break fee income(2)	—	(20,923)	—	(20,923)
M&A transaction costs(3)	492	3,911	721	10,798
Adjustments related to terminated or unused datacenter sites:
Increase/(decrease) in provision for onerous lease contracts(4)	—	—	—	(100)
Income from sub-leases of unused data centre sites(5)	(33)	(74)	(130)	(137)

Adjusted EBITDA(1)	47,346	42,029	93,265	82,634

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
FR, DE, NL and UK	€’000	€’000	€’000	€’000

Operating profit	22,374	20,319	44,056	39,802
Depreciation, amortisation and impairments	14,543	12,544	28,835	24,261

EBITDA(1)	36,917	32,863	72,891	64,063
Share-based payments	128	459	432	792
Adjustments related to terminated or unused datacenter sites:
Increase/(decrease) in provision for onerous lease contracts(4)	—	—	—	(100)
Income from sub-leases of unused data centre sites(5)	(33)	(74)	(130)	(137)

Adjusted EBITDA(1)	37,012	33,248	73,193	64,618

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	15

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
Rest of Europe	€’000	€’000	€’000	€’000

Operating profit	15,083	13,206	30,352	26,553
Depreciation, amortisation and impairments	6,387	5,927	12,529	11,362

EBITDA(1)	21,470	19,133	42,881	37,915
Share-based payments	104	209	208	405

Adjusted EBITDA(1)	21,574	19,342	43,089	38,320

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
Corporate and other	€’000	€’000	€’000	€’000

Operating profit/(loss)	(13,913)	4,224	(27,995)	(15,181)
Depreciation, amortisation and impairments	1,091	1,106	2,134	2,169

EBITDA(1)	(12,822)	5,330	(25,861)	(13,012)
Share-based payments	1,090	1,121	2,123	2,833
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction break fee income(2)	—	(20,923)	—	(20,923)
M&A transaction costs(3)	492	3,911	721	10,798

Adjusted EBITDA(1)	(11,240)	(10,561)	(23,017)	(20,304)

(1)	“EBITDA” and “adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction break fee income” represents the cash break-up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.
(3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 30 June 2015, M&A transaction costs included €3.9 million related to the abandoned merger with TelecityGroup. In the quarter ended 30 June 2016, M&A transaction costs included €0.5 million related to other activity including the evaluation of potential asset acquisitions.
(4)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data centre sites over the term of the lease contract.
(5)	“Income from sub-lease of unused data centre sites” represents income from sub-letting unused data centre sites to third parties, which is treated as “Other Income”.

16	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

	For the three months ended		For the six months ended
	30 Jun 2016	30 Jun 2015	30 Jun 2016	30 Jun 2015
	€’000	€’000	€’000	€’000

Bank and other interest	28	18	31	47
Bond premium and fees in income	238	—	238	—
Foreign currency exchange profits	—	129	—	1,310

Finance income	266	147	269	1,357

Interest expense on Senior Secured Notes, bank and other loans	(8,716)	(6,754)	(15,633)	(13,334)
Interest expense on finance leases	(830)	(785)	(1,657)	(1,505)
Interest expense on provision for onerous lease contracts	(4)	(32)	(15)	(72)
Other financial expenses	(438)	(522)	(786)	(977)
Foreign currency exchange losses	(448)	—	(306)	—

Finance expense	(10,436)	(8,093)	(18,397)	(15,888)

Net finance expense	(10,170)	(7,946)	(18,128)	(14,531)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 31%, in respect of continuing operations for both the three months and six months periods ended 30 June 2016, was affected by the non-tax-deductible share-based payments. The effective tax rate for the three months and six months periods ended 30 June 2015 was impacted by the pre-tax net positive income on the terminated M&A transactions (taxable in The Netherlands at a below-average tax rate of 25%) and amounted to 28% and 29%, respectively.

8	Property, plant and equipment

Acquisitions

During the three and six months ended 30 June 2016, the Group acquired tangible fixed assets (primarily data-centre-related assets) at a cost of €93,540,000 and €143,000,000, respectively (three and six months ended 30 June 2015: €37,600,000 and €89,200,000, respectively).

Capitalised interest relating to borrowing costs for the three and six months ended 30 June 2016 amounted to €701,000 and €1,166,000, respectively (three and six months ended 30 June 2015: €678,000 and €1,598,000, respectively). The cash effect of the interest capitalised for the three and six months ended 30 June 2016 amounted to nil and €1,041,000, respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and six months ended 30 June 2015: nil and €1,969,000, respectively).

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	17

Capital commitments

At 30 June 2016, the Group had outstanding capital commitments of €81,900,000. These commitments are expected to be substantially settled during the remainder of 2016.

9	Financial Instruments

Fair values versus carrying amounts

As of 30 June 2016, the market price of the 6.00% Senior Secured Notes due 2020 was 105.146 (30 June 2015: 106.427). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €657 million (30 June 2015: €506 million), compared with their nominal value of €625 million (30 June 2015: €475 million).

At 30 June 2016, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 30 June 2016, the fair value of all mortgages were equal to their carrying amount of €57.1 million. As of 30 June 2016, the fair value of the financial lease liabilities was €67.8 million compared with the carrying amount of €52.7 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

18	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
30 June 2016
Senior secured notes 6.00% due 2020	(629,904)	(657,000)	—	—
Finance leases	(52,700)	—	(67,782)	—
Mortgages	(57,109)	—	(57,109)	—
Interest rate swap	(456)	—	(456)	—
Financial asset	947	—	—	947

31 December 2015
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The Level 3 financial asset represents the USD 1.0 million part of a USD 2.0 million convertible loan given by Interxion Participation 1 B.V. This amount was paid in the first quarter of 2016, at that time as a bridge loan. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. The embedded conversion option has a zero value per 30 June 2016.

10	Borrowings

As at 30 June 2016, our €100.0 million revolving facility was undrawn.

Additional notes under Indenture 3 July 2013

On 14 April 2016, the Company completed the issuance of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amounted to approximately €155 million, net of estimated offering fees and expenses of €2.1 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 104.5%. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated 3 July 2013 pursuant to which the Company has previously issued €475 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Mortgage

On 8 April 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data centre property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of

Interim Report: Three-month and six-month periods ended 30 June 2016
These Condensed Consolidated Interim Financial Statements are unaudited	19

fourteen years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was due on 30 April 2016, and a final repayment of €91,750 is due on 31 December 2030.

11	Related party transactions

In 2016, the Board of Directors approved a conditional award of 121,849 performance shares to certain members of key management, including the Executive Director. The conditional award of 61,469 performance shares to the Executive Director is subject to the approval of the Annual General Meeting of Shareholders, which is anticipated to be held in June 2017.

On 24 June 2016, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan to each of our Non-executive Directors for their services to be provided for the period between the 2016 Annual General Meeting and the 2017 Annual General Meeting.

All of these restricted shares will vest on the day of the next Annual General Meeting subject to the Non-executive Director having served for the entire period and will be locked up for a period that will end three years from the date of award or on the date the Non-executive Director ceases to be a director of the Company, whichever is sooner. Upon change of control, these restricted shares will vest immediately and any lock up provisions will expire.

20	Interim Report: Three-month and six-month periods ended 30 June 2016 These Condensed Consolidated Interim Financial Statements are unaudited